STRATEGIC STORAGE GROWTH TRUST, INC.

(SST II Growth Acquisition, LLC as successor by merger to Strategic Storage Growth Trust, Inc.)

10 Terrace Road

Ladera Ranch, California 92694

(877) 327-3485

February 21, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC

Attention: Ms. Sonia Barros

Re:	Strategic Storage Growth Trust, Inc.

Withdrawal of Post-Effective Amendment No. 1 to Form S-3

File No. 333-217716

Filed on January 24, 2019

Dear Ms. Barros:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, SST II Growth Acquisition, LLC as successor by merger to Strategic Storage Growth Trust, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective immediately, of the filing made with the Commission under the submission type “POS AM (on S-3)” on January 24, 2019. The above referenced filing, made on January 24, 2019, was intended to be filed as a “S-3DPOS,” which would be effective upon filing. On January 25, 2019, substantially the same document was filed under the correct submission type, “S-3DPOS.” Accordingly, the “POS AM (on S-3)” is no longer needed and the Company respectfully requests the withdrawal of the “POS AM (on S-3)” submission filed on January 24, 2019.

Should you have any further questions or require additional information, please contact Mike Rafter of Nelson Mullins Riley & Scarborough LLP at (404) 322-6627.

Respectfully submitted,

SST II GROWTH ACQUISITION, LLC, as successor by merger to STRATEGIC STORAGE GROWTH TRUST, INC.

By:	Strategic Storage Trust II, Inc., its Member

By:	/s/ Matt F. Lopez
Matt F. Lopez Chief Financial Officer and Treasurer